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19008267

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III


EC
Mail Processing
Section

MAR 0 1 2019

Washington DC
416

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SEC FILE NUMBER
8-39729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2018   AND ENDING   December 31, 2018
                                                      Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

30 Buxton Farm Rd Suite 300
(No. and Street)

Stamford   CT   06905
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman   212-392-4838
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC
                                    (Name - *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.   Woodbury   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Scott Frisoli _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____ Access Securities, LLC _____

as of _____ December 31, 2018 _____ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____ None _____

_____

_____

_____
Signature

_____
President / CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Founding Partner:
Melvin Goldberg, CPA

Anita C. Jacobsen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Access Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Access Securities, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Access Securities, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2017.

Woodbury, New York
February 25, 2019

Access Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	244,209
Investments in securities, at fair value		597,916
Receivable from brokers and clearing organizations		893,073
Other receivables		42,223
Prepaid expenses and other assets		35,560
Total Assets	$	1,812,981

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased	$	9,440
Accounts payable and accrued expenses		586,211
Total Liabilities		595,651
Member's equity		1,217,330
Total Liabilities and Member's Equity	$	1,812,981

See accompanying notes to the Statement of Financial Condition

1. Organization and Nature of Business Activity

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily engaged as a broker in executing customers' orders for the purchase and sale of equities, debt instruments and options. The Company transacts customer activity on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA"). The Company's primary office location is Stamford Connecticut.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

Investments in Securities – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Income Taxes – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on its income tax return its distributive share of taxable income or loss of the Company. The Company is no longer subject to Federal, state or local tax examinations by authorities for years before 2015.

2. Summary of Significant Accounting Polices (continued)

<u>Government and Other Regulation</u> – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Long Market Value				
Bonds	$ -	$ 496,365	$ -	$ 496,365
Equities	91,951	-	-	91,951
Options	9,600	-	-	9,600
Short Market Value				
Equities - Short	(9,440)	-	-	(9,440)
	$ 92,111	$ 496,365	$ -	$ 588,476

CONFIDENTIAL

4. Market and Counterparty Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in their fair value.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

5. Commitments and Contingencies

The Company operates at office facilities under a month to month lease. Rent expense for the year ended December 31, 2018 was $118,582.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

6. Concentrations of Credit Risk

At December 31, 2018, the investments in securities, receivable from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

Bank balances on occasion were in excess of the FDIC insurance limit.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $1,121,360 which was $1,021,360 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.87 to 1.

8. Recently Issued Accounting Pronouncements

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the considerations to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance and continues to evaluate their potential impact on the results of operations and disclosures. The Company has adopted ASU No. 2014-09 effective January 1, 2018. As a result of this adoption there were no changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions and will provide updates in future periods.

9. Subsequent Events

Subsequent events have been evaluated and no events have been identified which require disclosure in the Statement of Financial Condition.